CUSIP NO. 726540503

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

Plains Resources Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

726540503

(CUSIP Number)

Paul G. Allen

Vulcan Energy Corporation

505 Fifth Avenue S, Suite 900

Seattle, Washington 98104

(206) 342-2000

James C. Flores

Plains Resources Inc.

700 Milam, Suite 3100

Houston, Texas 77002

(832) 239-6000

John T. Raymond

Plains Resources Inc.

700 Milam, Suite 3100

Houston, Texas 77002

(832) 239-6000

(Name, Address and Telephone Number of Person(s)

Authorized to Receive Notices and Communications)

February 19, 2004

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP NO. 726540503

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

SCHEDULE 13D

CUSIP No. 726540503

1.	Names of Reporting Person. S.S or I.R.S. Identification No. of above person. Vulcan Energy Corporation

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 shares (1) 8. Shared Voting Power 0 shares (1) 9. Sole Dispositive Power 0 shares (1) 10. Shared Dispositive Power 0 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☒

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person* CO

(1)	Vulcan Energy Corporation and Paul G. Allen have entered into an Amended and Restated Subscription Agreement with James C. Flores and John T. Raymond (please see Item 6) and may be deemed members of a “group” with respect to the shares of Issuer owned by Messrs. Flores and Raymond. Vulcan Energy Corporation and Paul G. Allen disclaim membership in a group with Messrs. Flores and Raymond.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No.

1.	Names of Reporting Person. S.S. or I.R.S. Identification No. of above person. Paul G. Allen

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 shares (1) 8. Shared Voting Power 0 shares (1) 9. Sole Dispositive Power 0 shares (1) 10. Shared Dispositive Power 0 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☒

13.	Percent of Class Represented by Amount in Row (11)

14.	Type of Reporting Person*

(1)	Vulcan Energy Corporation and Paul G. Allen have entered into an Amended and Restated Subscription Agreement with James C. Flores and John T. Raymond (please see Item 6) and may be deemed members of a “group” with respect to the shares of Issuer owned by Messrs. Flores and Raymond. Vulcan Energy Corporation and Paul G. Allen disclaim membership in a group with Messrs. Flores and Raymond.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 726540503

1.	Names of Reporting Person. S.S. or I.R.S. Identification No. of above person. James C. Flores

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,176,953 shares 8. Shared Voting Power 0 shares 9. Sole Dispositive Power 1,176,953 shares 10. Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,176,953 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 4.99%

14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 726540503

1.	Names of Reporting Person. S.S. or I.R.S. Identification No. of above person.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 306,155 shares 8. Shared Voting Power 0 shares 9. Sole Dispositive Power 306,155 shares 10. Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 306,155 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 1.30%

14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 726540503

This first amendment to the Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on December 1, 2003. Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

Item 2. Identity and Background

Item 2 is amended and restated in its entirety as follows:

a. Vulcan Energy Corporation

Vulcan is a corporation formed under the laws of the state of Delaware and was formed for the purpose of acquiring the Issuer and, as a result thereof, engaging in the business of gathering, transportation, terminalling, storage, and marketing in North America of hydrocarbons and related operations. Vulcan is located at 505 Fifth Avenue S, Suite 900, Seattle, Washington 98104. Vulcan’s directors are Mr. Allen, Jo Allen Patton and David Capobianco. Vulcan’s executive officers are:

Name	Office
Jo Allen Patton	President
Richard E. Leigh, Jr.	Vice President and Secretary
Nathaniel T. Brown	Vice President and Chief Financial Officer
David N. Capobianco	Vice President
Nathan Troutman	Vice President
Allen D. Israel	Assistant Secretary

The principal business address of each of the directors and executive officers of Vulcan is: Vulcan Energy Corporation, 505 Fifth Avenue S, Suite 900, Seattle, Washington 98104.

None of Vulcan nor, to Vulcan’s knowledge, any of its directors or executive officers have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of Vulcan, each of Vulcan’s directors and executive officers is a citizen of the United States.

b. Paul G. Allen

Paul G. Allen is a natural person whose principal business address is 505 Fifth Avenue S, Suite 900, Seattle, Washington 98104. Mr. Allen is the sole stockholder and the Chairman of the Board of Directors of Vulcan. Mr. Allen is a citizen of the United States.

During the last five years, Mr. Allen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining

CUSIP NO. 726540503

future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

c. James C. Flores

James C. Flores is a natural person whose principal business address is 700 Milam, Suite 3100, Houston, Texas 77002. Mr. Flores is Chairman and Chief Executive Officer of Plains Exploration & Production Company (“PXP”), an independent oil and gas company primarily engaged in the upstream activities of acquiring, exploiting, developing and producing oil and gas in its core areas of operation: onshore California, primarily in the Los Angeles Basin, and offshore California in the Point Arguello unit, East Texas and the Gulf Coast region of the United States. He is also Chairman of the Issuer’s Board of Directors. Mr. Flores is a citizen of the United States.

During the last five years, Mr. Flores has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

d. John T. Raymond

John T. Raymond is a natural person whose principal business address is 700 Milam, Suite 3100, Houston, Texas 77002. Mr. Raymond is President and Chief Operating Officer of PXP. He is also the President and Chief Executive Officer of the Issuer. Mr. Raymond is a citizen of the United States.

During the last five years, Mr. Raymond has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of Issuer

Item 5 is amended and restated in its entirety as follows:

Based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2003, as of October 31, 2003, there were 23,600,000 shares of Common Stock issued and outstanding. As of February 24, 2003, the aggregate number and percentage of outstanding shares of Common Stock beneficially owned by Messrs. Flores and Raymond is 1,483,108 or approximately 6.29%, although each Reporting Person disclaims beneficial ownership of the shares beneficially owned by each other Reporting Person. This number of shares includes the following:

(a) Mr. Flores owns a total of 1,176,953 shares of Common Stock (representing 4.99% of the total outstanding shares of Common Stock), which shares consist of the following:

•	1,044,132 shares of Common Stock held by Mr. Flores;
•	Options held by Mr. Flores which are exercisable either currently or within the next 60 days for an aggregate of 132,500 shares of Common Stock; and
•	321 shares held in his 401(k) plan.

(b) Mr. Raymond owns a total of 306,155 shares of Common Stock (representing 1.30% of the total outstanding shares of Common Stock), which shares consist of the following:

CUSIP NO. 726540503

•	35,000 shares of Common Stock held by Mr. Raymond;
•	Options held by Mr. Raymond which are exercisable either currently or within the next 60 days for an aggregate of 270,834 shares of Common Stock; and
•	321 shares held in his 401(k) plan.

(c) None of Vulcan nor, to Vulcan’s knowledge, any of its directors or executive officers own any shares of Common Stock.

(d) Mr. Allen does not own any shares of Common Stock.

Except for the transactions reported in this Statement, each Reporting Person and, to such Reporting Person’s knowledge, the other persons identified pursuant to Item 2, have not effected any other transactions in Common Stock during the past 60 days.

Each Reporting Person does not know of any other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer beneficially owned by the persons identified in Item 2.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

Item 6 is amended and restated in its entirety as follows:

On February 19, 2004 (i) Vulcan, Mr. Allen, Mr. Flores and Mr. Raymond entered into an Amended and Restated Subscription Agreement, dated as of February 19, 2004 (the “Subscription Agreement”), and (ii) the Issuer, Vulcan and Prime Time Acquisition Corporation, a Delaware corporation, entered into an Agreement and Plan of Merger, dated as of February 19, 2004 (the “Merger Agreement”).

The Subscription Agreement provides that, immediately prior to the effective time of the proposed merger, Mr. Flores and Mr. Raymond would contribute all of their shares of Common Stock (together with shares of restricted Common Stock, restricted stock units, and the cancellation of certain stock options) to Vulcan in exchange for shares of common and restricted stock of Vulcan, and options to purchase shares of common stock of Vulcan. Upon such merger, Vulcan would beneficially own all of the outstanding shares of common stock of the entity surviving the merger, and the Common Stock would cease to be authorized to be quoted and traded on the New York Stock Exchange. The Merger Agreement remains subject to approval by the stockholders of the Issuer, and as a result, if such approval is not obtained or conditions in the Merger Agreement are not met, Vulcan may determine not to consummate the proposed merger or the transactions contemplated by the Subscription Agreement.

Amended and Restated Subscription Agreement

Pursuant to the Subscription Agreement, the parties agreed that, among other things, Mr. Flores and Mr. Raymond will each vote (or cause to be voted) all of their respective shares of Common Stock at any annual, special or other meeting of the stockholders of Issuer, and at any adjournment(s) thereof, or pursuant to any consent in lieu of a meeting or in any other circumstance upon which any vote or consent or other approval of the stockholders of the Issuer is sought, (i) in favor of the Merger Agreement and any actions required in furtherance thereof; (ii) against any proposal to the Issuer’s stockholders that would be reasonably likely to prevent the consummation of the transactions contemplated by the Merger Agreement or result in the breach by the Issuer of the Merger Agreement; (iii) against (A) any significant corporate transaction, including any merger, consolidation, share exchange, rights offering, reorganization, recapitalization, reclassification or liquidation

CUSIP NO. 726540503

involving the Issuer or any of its subsidiaries, other than the proposed merger, (B) any Acquisition Proposal (as such term is defined in the Subscription Agreement) other than the proposed merger, or (C) any action that could materially impede, interfere with, delay, postpone or adversely affect the consummation of the proposed merger or the transactions contemplated by the Subscription Agreement; (iv) against any change in the composition of the board of directors of the Issuer, other than as contemplated by the Merger Agreement; and (v) against any amendment to the Second Restated Certificate of Incorporation or the Bylaws of the Issuer.

Also, during the period commencing on the date of the Subscription Agreement and continuing until the consummation of the proposed merger, (a) each of Mr. Flores and Mr. Raymond agreed that, with respect to their respective shares of Common Stock, he would not, except as provided in the Subscription Agreement (i) directly or indirectly offer for sale, sell, sell short, cash out, exercise, transfer (including gift), tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any such Issuer Common Stock, such individual’s stock options, restricted stock units, or any options, rights, or any interest therein; (ii) grant any proxies or power of attorney, deposit any such Common Stock, stock options or restricted stock units into a voting trust, or enter into a voting agreement or other arrangement with respect to any such Issuer Common Stock, such individual’s stock options, restricted stock units or any options, rights, or any interest therein; (b) each of Mr. Flores and Mr. Raymond agreed (i) to cause Sable Investments, L.P. (“Sable”) and Sable Investments, LLC (“Sable GP”) not to directly or indirectly offer for sale, sell, sell short, transfer (including by gift), tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any membership interest in Plains All American GP LLC or partnership interest in Plains All American Pipeline, L.P. or any options, rights, or any interest therein, (ii) not to directly or indirectly offer for sale, sell, sell short, cash out, exercise, transfer (including gift), tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any interest in Sable or Sable GP; and (c) without limiting the generality of (a) above, each of Mr. Flores and Mr. Raymond agrees with and covenants to, Vulcan that he shall not (i) except with respect to the exchange of shares pursuant to the Subscription Agreement, request that the Issuer register the transfer of any certificate or uncertificated interest representing any of the shares (as described above) held by Mr. Flores and/or Mr. Raymond, unless such transfer is made in accordance with the Subscription Agreement. Notwithstanding the above, if the Issuer should enter into a definitive agreement with any Person (as defined in the Subscription Agreement) other than Vulcan or any of Vulcan’s affiliates providing for an Acquisition Proposal (as defined in the Subscription Agreement), at the closing of the transaction contemplated by such agreement Mr. Flores and Mr. Raymond may deliver their Issuer Common Stock for treatment in accordance with the terms of such agreement, and their stock options and restricted stock units will be treated as contemplated by such agreement.

As a result of executing the Subscription Agreement, each Reporting Person may be deemed to have formed a “group” with one or more of the other Reporting Persons for purposes of Section 13(d) of the Act and the rules promulgated thereunder, and such “group” may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by each Reporting Persons constituting such “group” as reported on this Schedule 13D. Each Reporting Persons expressly disclaims any assertion or presumption that he and any other Reporting Person or Reporting Persons constitute a “group.”

The summary description contained in this Item 6 of the Subscription Agreement is qualified in its entirety by reference to the full text of such document which is incorporated by reference herein.

Merger Agreement

CUSIP NO. 726540503

The Merger Agreement provides that, subject to the satisfaction or waiver (where permissible) of the conditions set forth therein, at the effective time of the proposed merger, Prime Time Acquisition Corporation will be merged with and into the Issuer, which will survive the merger, and each outstanding share of Common Stock (other than shares held by Flores, Raymond or Vulcan or any of its subsidiaries, and other than shares held by any holder perfecting dissenters’ rights under the Delaware General Corporation Law) will be converted into the right to receive $16.75 per share in cash. Following consummation of the merger, Vulcan would beneficially own all of the outstanding shares of common stock of the Issuer, and the Common Stock would cease to be authorized to be quoted and traded on the New York Stock Exchange. Consummation of the merger is subject to several conditions, including approval and adoption of the Merger Agreement by the stockholders of the Issuer and the receipt of financing to consummate the merger. There can be no assurance that such conditions will be satisfied or waived.

Any reference to the terms or conditions of the Merger Agreement is qualified in its entirety by reference to the full text of such document, which will be included with the proxy statement for the special meeting of Plains Resources stockholders when it is filed.

No Other Contracts

Other than as described in this Item 6, to each Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

99	(a)	Amended and Restated Subscription Agreement, dated as of February 19, 2004, by and among Vulcan Energy Corporation, Paul G. Allen, James C. Flores and John T. Raymond.

99	(b)	Joint Filing Agreement (incorporated by reference to Exhibit 99(b) of the Schedule 13D filed jointly by Vulcan Energy Corporation, Paul G. Allen, James C. Flores and John T. Raymond on December 1, 2003).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: February 24, 2004

VULCAN ENERGY CORPORATION

By:	/s/ David Capobianco

Name: David Capobianco Title: Vice President

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: February 24, 2004

/s/ Paul G. Allen

Paul G. Allen

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: February 24, 2004

/s/ James C. Flores

James C. Flores

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: February 24, 2004

/s/ John T. Raymond

John T. Raymond

Exhibit Index

Name of Exhibit

99	(a)	Amended and Restated Subscription Agreement, dated as of February 19, 2004, by and among Vulcan Energy Corporation, Paul G. Allen, James C. Flores and John T. Raymond.

99	(b)	Joint Filing Agreement (incorporated by reference to Exhibit 99(b) of the Schedule 13D filed jointly by Vulcan Energy Corporation, Paul G. Allen, James C. Flores and John T. Raymond on December 1, 2003).